UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HOLLIS-EDEN PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3697002
(State of incorporation or organization)	(IRS Employer Identification No.)

4435 Eastgate Mall, Suite 400, San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

In this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:         None         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

Effective October 19, 2009, Hollis-Eden Pharmaceuticals, Inc., a Delaware corporation (the “Company”), executed an Amended and Restated Rights Agreement (the “Rights Agreement”), amending and restating the Rights Agreement dated as of November 15, 1999 (the “Original Rights Agreement”), between the Company and American Stock Transfer and Trust Company, LLC, or Rights Agent. The purposes of this amendment of the Original Agreement include: to extend the expiration date of the preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement from November 14, 2009 to November 14, 2019; to change how many new shares of common stock, par value $.01 per share (the “Common Shares”), of the Company the Rights holders can purchase at a price of $100 per one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Shares”), of the Company (i.e., $10,000 per full Preferred Share) (the “Purchase Price”) after the 15% threshold is crossed from two times the number of Common Shares that the Purchase Price is worth to five times the number of Common Shares that the Purchase Price is worth; to decrease the redemption price for Company initiated redemption of the Rights from $0.01 to $0.0001; and to make certain other permitted amendments.

On November 15, 1999, the Board of Directors of the Company declared a dividend of a Right for each outstanding Common Share. The dividend was effective as of November 29, 1999 (the “Record Date”) with respect to the stockholders of record on that date. The Rights also attach to new Common Shares issued after the Record Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Preferred Shares at the Purchase Price, subject to adjustment. Each Preferred Share is designed to be the economic equivalent of 100 Common Shares.

The Rights Agreement allows the Company and the Rights Agent to make certain amendments of the Rights Agreement and of the Rights and references to “Rights Agreement” and “Rights” should be understood to mean the Rights Agreement and Rights as so amended.

Detachment and Transfer of Rights

Initially, the Rights will be evidenced by the stock certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. Until the earlier to occur of (i) the 10th Business Day after a public announcement that a person, or group of affiliated or associated persons, has become an “Acquiring Person” (as such term is defined in the Rights Agreement) or after such earlier date that the Company’s Board of Directors becomes aware of the existence of an Acquiring Person or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer which would result in the beneficial ownership by an Acquiring Person of 15% or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding, by such Common Share certificate. In general, an “Acquiring Person” is a person, the affiliates or associates of such person, or a group, which has acquired beneficial ownership of 15% or more of the outstanding Common Shares.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exercisability of Rights

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 14, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable or payable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made.

Terms of Preferred Shares

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $l per share or, if greater, an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share or, if greater, an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share, and each full Preferred Share should approximate the value of 100 Common Shares. The Preferred Shares would rank junior to any other series of the Company’s preferred stock.

Trigger of Flip-In and Flip-Over Rights

As an alternative to the right to purchase Preferred Shares upon exercise of Rights, holders of Rights shall in certain circumstances be entitled to exercise their Rights, on favorable terms, for Common Shares (a “Flip-In” right) or common stock of an acquirer of the Company (a “Flip-Over” right).

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, OTHER THAN Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof (those persons’ Rights will be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Common Shares having a market value of five times the exercise price of the Right. This right will commence on the date of public announcement that a person has become an Acquiring Person (or the effective date of a registration statement relating to the rights, if later).

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its affiliates or associates or certain other persons in which such persons have an interest, proper provision will be made so that each such holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Redemption and Exchange of Rights

At any time before the Company is acquired, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the “Redemption Price”). In general, the redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after any Person becomes an Acquiring Person and before the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may effect a mandatory exchange of the Rights (other than Rights owned by such person or group — their Rights will have become void) at an exchange ratio of four newly-issued Common Shares per Right, or, under circumstances set forth in the Rights Agreement, cash, property or other securities of the Company (with total value equal to four Common Shares) per Right.

Amendment of Rights

The terms of the Rights generally may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as the separate Right Certificates are to be distributed no such amendment may adversely affect the interests of the holders of the Rights (excluding the interest of any Acquiring Person).

Additional Information

A copy of the Rights Agreement has been filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2009 and is incorporated herein by reference. THIS SUMMARY DESCRIPTION OF THE RIGHTS IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, WHICH IS HEREBY INCORPORATED HEREIN BY REFERENCE.

Item 2.	Exhibits.

Exhibit Number	Exhibit Description

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (No. 333-18725), as amended.

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated December 10, 2007).

3.3	Certificates of Amendment of Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

4.1	Amended and Restated Rights Agreement entered into on October 19, 2009 between Hollis-Eden Pharmaceuticals, Inc. and American Stock Transfer and Trust Company, LLC, which includes as Exhibit A thereto a form of Amended and Restated Certificate of Designation, as Exhibit B thereto the Amended Form of Right Certificate and as Exhibit C thereto a Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2009).

4.2	Amended and Restated Certificate of Designation of Series B Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on October 20, 2009 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HOLLIS-EDEN PHARMACEUTICALS, INC.

Dated: December 15, 2009	By:	/s/ Robert W. Weber
Robert W. Weber Chief Financial Officer and Vice President of Operations

EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (No. 333-18725), as amended.

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated December 10, 2007).

3.3	Certificates of Amendment of Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

4.1	Amended and Restated Rights Agreement entered into on October 19, 2009 between Hollis-Eden Pharmaceuticals, Inc. and American Stock Transfer and Trust Company, LLC, which includes as Exhibit A thereto a form of Amended and Restated Certificate of Designation, as Exhibit B thereto the Amended Form of Right Certificate and as Exhibit C thereto a Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2009).

4.2	Amended and Restated Certificate of Designation of Series B Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on October 20, 2009 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2009).